SUNKEN STONE, INC.

Unaudited Financial Statements for the calendar

Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 10, 2020

To: Board of Directors, SUNKEN STONE, INC.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of SUNKEN STONE, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, shareholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,



IndigoSpire CPA Group, LLC
Aurora, CO


SUNKEN STONE, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS		**2019**		**2018**
Current Assets				
Cash and cash equivalents	$	504,580	$	544,429
Accounts receivable		21,849		3,000
Amazon balance receivable		668,082		491,662
Inventory		10,962		68,106
Cryptocurrency, held-for-sale		39,157		13,357
Total current assets		1,243,831		1,120,553
Fixed assets, net of accumulated depreciation		907		907
Security deposit		3,234		3,234
Total Assets	$	1,247,972	$	1,124,694
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	2,430	$	0
Credit card payable		39,590		55,940
Amazon balance payable		24,910		24,910
Client passthrough payable		1,048,837		845,768
Accrued liabilities		37,033		0
Total Current Liabilities		1,152,799		926,618
Notes payable, long-term, related party		95,412		95,412
Total Liabilities		1,248,211		1,022,030
OWNERS' EQUITY				
Common Stock (100,000 shares authorized, 100,000 and 100,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		5,000		5,000
Retained earnings (deficit), net of distributions		(5,240)		97,664
Total Owners' Equity		(240)		102,664
Total Liabilities and Owners' Equity	$	1,247,972	$	1,124,694

SUNKEN STONE, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues, net	$ 31,496,566	$ 21,460,468
Less: Cost of goods sold	29,094,755	19,492,106
Gross profit	2,401,811	1,968,362
Operating expenses		
Selling, general and administrative	2,003,194	1,526,924
Rent expense	149,431	97,212
Marketing	109,021	85,566
Total operating expenses	2,261,646	1,709,702
Net Operating Income (Loss)	140,165	258,660
Interest income (expense), net	(2,005)	(1,749)
Other income (expense)	3,384	0
Tax (provision) benefit	0	0
Net Income (Loss)	$ 141,544	$ 256,911

SUNKEN STONE, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Retained Earnings	Total Owners' Equity
	# Shares	$		
Balance as of January 1, 2018	**100,000**	**$ 5,000**	**$ 10,797**	**$ 15,797**
Net income (loss)			256,911	256,911
Shareholder distributions			(170,045)	(170,045)
Balance as of December 31, 2018	**100,000**	**$ 5,000**	**$ 97,664**	**$ 102,664**
Net income (loss)			141,544	141,544
Shareholder distributions			(244,447)	(244,447)
Balance as of December 31, 2019	**100,000**	**$ 5,000**	**$ (5,240)**	**$ (240)**


SUNKEN STONE, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	2019	2018
Operating Activities		
Net Income (Loss)	$ 141,544	$ 256,911
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(18,849)	(36,138)
(Increase) Decrease in Amazon balance receiveable	(176,420)	(244,821)
(Increase) Decrease in inventory	57,144	(33,942)
Increase (Decrease) in accounts payable	2,430	0
Increase (Decrease) in credit card payable	(16,350)	23,607
Increase (Decrease) in Amazon balance payable	0	24,910
Increase (Decrease) in passthrough payable	203,069	441,832
Increase (Decrease) in accrued liabilities	37,033	0
Net cash used in operating activities	228,804	432,360
Investing Activities		
Acquisition of fixed assets	0	(326)
Acquisition of cryptocurrency assets, held-for-sale	(25,800)	(9,437)
Net cash used in operating activities	(25,800)	(9,763)
Financing Activities		
Proceeds (pay-down) of liabilities	0	(77,962)
Shareholder distributions	(244,447)	(170,045)
Net change in cash from financing activities	(244,447)	(248,007)
Net change in cash and cash equivalents	(39,849)	174,591
Cash and cash equivalents at beginning of period	544,429	369,838
Cash and cash equivalents at end of period	$ 504,580	$ 544,429

SUNKEN STONE, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SUNKEN STONE, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in California in March 2009. The Company is a performance-based, turnkey Amazon brand management agency.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $540,580 and $544,429 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019 and 2018, the Company had $907 and $907 of net fixed assets, respectively.

Cryptocurrency
The Company has acquired various cryptocurrency balances and accounts for them at cost as their pricing is subject to wide swings in value.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through three avenues: (1) the sale of its products; (2) the sale of clients' Amazon products; and (3) management service fees. The Company records the revenue when the products have been sold to the customers and services fees are recorded as earned when the services are performed.

Accordingly, the Company records cost of goods sold to include inventory sold at cost as well as the attendant marketplace fees and sales tax collected from the buyers. The following represents how the Company derives its gross profit from client product sales (Agency Brands) and the Company's own sales.

	2019			2018		
	Agency Brands	Company Brand	Services and other income	Agency Brands	Company Brand	Services and other income
Revenue	30,809,820	257,982	428,764	20,541,167	610,928	308,373
Direct costs of revenues	28,079,441	285,193	0	18,475,797	407,455	0
Other indirect costs of revenues	383,376	3,894	0	336,475	7,420	0
Sales tax collected (included in sales price)	340,004	2,847	0	257,306	7,653	0
Gross profit	**2,006,999**	**(33,952)**	**428,764**	**1,471,589**	**188,400**	**308,373**

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount

billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018, the Company had $21,849 and $3,000 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising
The Company expenses advertising costs as they are incurred.

Inventories
The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of December 31, 2019 and 2018, the Company had $10,962 and $68,106 of inventory, respectively.

Amazon Balances Receiveable
Some proceeds from sales through Amazon's marketplace, either on its own account or for clients, are routinely withheld by Amazon until funds have cleared and marketplace fees have been paid. The Company accounts for such amounts as a current asset.
Client Passthrough Payable
Proceeds from sales through Amazon's marketplace on behalf of clients are remitted to clients regularly. Balances that the Company is still due to pay clients from these sales proceeds are recorded as Client passthrough payable as a current liability.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2009 and has recorded a book profit in the past two years. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has issued long-term promissory notes to a related party and has not yet paid down any of those balances during the years ended 2019 and 2018.

NOTE 5 – INCOME TAX PROVISION

The Company has made a duly filed and timely election to be treated as a S corporation for federal and state income tax purposes. Accordingly, all items of taxable income, loss and credit are allocated to the shareholders of the Company in their pro-rata proportional ownership.

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has a single class of stock. The Company has authorized 100,000 shares of Common Stock. All of the Company's stock is owned by the founder and chief executive, Adam Weiler.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not believe it has material related-party transactions that require disclosure beyond customary compensation agreements with its shareholder other than the related party note payable discussed in Note 4.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

COVID-19 Relief Loan

The Company obtained $622,400 of Emergency Injury Disaster Loan ("EIDL") from the US Small Business Administration. The loan is recorded as a long-term liability.

Management's Evaluation

Management has evaluated subsequent events through September 10, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.